Exhibit 99.1

XSTELOS ANNOUNCES INTENTION TO VOTE AGAINST AFFYMAX’S PLAN OF LIQUIDATION AT SEPTEMBER 23, 2014 SPECIAL MEETING OF SHAREHOLDERS

New York, NY – September 19, 2014 – Xstelos Holdings, Inc. and the members of its Schedule 13D group (collectively, the “Xstelos Group” or “we”) own approximately 5.0% of the outstanding shares of common stock of Affymax, Inc. (OTC: AFFY) (“Affymax” or the “Company”). Today, the Xstelos Group announced its intention to vote its shares against Affymax’s proposed plan of liquidation at the September 23, 2014 Special Meeting of Shareholders.

The Company’s management and Board of Directors (the “Board”) have proposed a plan of liquidation (the “Plan of Liquidation”) whereby, according to Affymax’s Definitive Proxy Statement on Schedule 14A filed on August 18, 2014, the Company’s shareholders are estimated to receive between $0.05 and $0.06 per share. The Xstelos Group continues to believe that the consideration shareholders are expected to receive under the Plan of Liquidation is woefully inadequate. In fact, the shares have not closed below $0.13 per share following the filing of the Xstelos Group’s Schedule 13D on August 22, 2014 and no lower than $0.16 per share following the filing of Amendment No. 1 to the Schedule 13D on August 25, 2014, which is nearly triple the amount that shareholders are expected to receive under the Plan of Liquidation. We believe this level of trading indicates the market’s belief that the Plan of Liquidation would represent a clearly undervalued transaction, and is not in the shareholders’ best interests. We share that view.

We believe that prior to proposing a transaction such as the Plan of Liquidation, the Board and management had a fiduciary obligation to conduct a complete and extensive evaluation of all reasonable alternatives.  We do not believe that such a process was conducted.  While certain specific options may have been considered by the Company, we do not believe that a full and complete process was conducted, nor were all available options considered.  In particular, we were disappointed that we have received limited responses to our proposals, and in fact received no substantive response to our formal proposal dated August 25, 2014 (the “Xstelos Proposal”). Pursuant to the Xstelos Proposal, we offered to, among other things, tender, at $0.10 per share, for up to 25% of the outstanding shares of the Company, subject to limitations under Section 382 of the Internal Revenue Code of 1986, as amended. Under the Xstelos Proposal, the tender price would have been approximately double the amount estimated by the Company to be received by shareholders in the Plan of Liquidation.

We believe that the Board, consistent with its fiduciary duties, is under an obligation to complete a full and thorough review of all strategic alternatives to the Plan of Liquidation, including the Xstelos Proposal, in order to maximize value for shareholders. In the event that the Plan of Liquidation is not approved, we intend to pursue all options available to enhance shareholder value, including, among other things, further discussions with management and the Board regarding the Xstelos Proposal and other value maximizing transactions, as well as seeking the election of new director candidates to the Board who are committed to maximizing shareholder value.

For the foregoing reasons, the Xstelos Group intends to vote its shares AGAINST the proposal to approve the Plan of Liquidation.

Contact:
Jonathan M. Couchman
(212) 729-4962